January 19, 2017

Mr. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.
Form 8-K dated August 4, 2016
Filed August 4, 2016
File No. 001-31617

Dear Mr. Shenk:

We are responding to the comment received by letter dated December 20, 2016, regarding the Form 8-K filed August 4, 2016 by Bristow Group Inc. (the “Company”). For convenience, we have included the comment verbatim and added our response below.

Form 8-K dated August 4, 2016

Exhibit 99.1

GAAP Reconciliations, page 13

1.	We note your response to our prior comment 1. We believe the exclusion of rent expense in your non-GAAP presentation of EBITDAR is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly.

Response: We will revise our next earnings release and other future filings (Forms 10-Q and 10-K) to exclude the presentation of EBITDAR.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7683 or by fax at (713) 267-7649.

Sincerely, Bristow Group Inc.

/s/ L. Don Miller
L. Don Miller
Senior Vice President and Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer
E. Chipman Earle, Senior Vice President, Chief Legal and Support Officer
John D. Geddes, Baker Botts L.L.P.
John D. Hopkins, KPMG LLP
Amy Geddes, Securities and Exchange Commission

Bristow Group Inc.

2103 City West Blvd. 4th Floor, Houston, Texas 77042, United States

t (713) 267 7600 f (713) 267 7620 www.bristowgroup.com